  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

July 13, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of July 10, 2007, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 52 to its registration statement.  PEA No. 52 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 17, 2007, for the purpose of adding one new series to the Trust: the Seascape Focus Growth Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED JULY 10, 2007

Prospectus (Principal Investment Strategies)

1.	With respect to the first paragraph, please revise this section to indicate that “companies with capitalizations in excess of $1 billion may include small cap, mid cap and large cap companies.”

The Trust responds by revising this section of the Prospectus to read as follows:

Under normal market conditions, the Fund invests primarily in the equity securities of companies that have superior potential for growth.  An equity security, or stock, represents a proportionate share of the ownership of a company.  Its value is based on the success of the company’s business and the value of its assets, as well as general market conditions.  The Fund’s investments in equity securities may include common and preferred stocks as well as rights and warrants to subscribe for the purchase of such equity securities.  The Fund normally invests in the equity securities of U.S. companies with market capitalizations of more than $1 billion at the time of purchase.  Companies with market capitalizations in excess of $1 billion may include small-cap, mid-cap and large-cap companies.  The Fund may also invest up to 40% of its assets in foreign securities, in the form of American Depositary Receipts (“ADRs”).  ADRs are certificates typically issued by a bank or trust company that represent one or more shares of a foreign stock, or a fraction of a share, and give their holders the right to obtain the securities issued by a foreign company that they represent.

2.	Please indicate specifically to what extent the Fund intends to invest in foreign securities, including emerging markets.

The Trust responds by revising this section of the Prospectus to read as follows:

The Fund may also invest up to 40% of its assets in foreign securities, in the form of American Depositary Receipts (“ADRs”),  with up to 20% of its assets invested in emerging markets.  ADRs are certificates typically issued by a bank or trust company that represent one or more shares of a foreign stock, or a fraction of a share, and give their holders the right to obtain the securities issued by a foreign company that they represent.  Emerging markets are markets of countries in the initial stages of industrialization and that generally have low per capita income.  Countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues.

  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

3.	With respect to the use of the term “growth” in the Fund’s name, please revise this section to clarify what the meaning of this term is with respect to the Fund’s investment strategy.

The Trust responds by revising this section of the Prospectus to read, in part, as follows:

To achieve the Fund’s investment objective, the Adviser utilizes a “bottom-up” approach, focusing primarily on individual securities, without regard to sector weighting or economic outlook.  The Adviser seeks to invest in “growth” companies that it believes are poised to outperform the market based on its proprietary quantitative analysis that evaluates companies for potential growth in earnings, revenues or assets.  Growth stocks are securities of companies that have or are expected to have above-average earnings growth, and are believed to be growing faster than the overall economy.

4.
Please indicate in the paragraph titled, “Portfolio Turnover Rate” that a “high portfolio turnover rate could result in the payment of higher transaction costs and the distribution of short-term capital gains to shareholders.”

The Trust responds by revising this section of the Prospectus to read as follows:

“Portfolio Turnover Rate. The Fund’s annual portfolio turnover rate indicates changes in its portfolio investments.  The Adviser will sell a security when appropriate and consistent with the Fund’s investment objective and policies, regardless of the effect on the Fund’s portfolio turnover rate.  Please note that buying and selling securities generally involves some expense to the Fund, such as broker commissions and other transaction costs.  To the extent that the Fund experiences an increase in brokerage commissions due to a higher turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund.  A high turnover rate in any year will result in payment by the Fund of above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (as high as 35%).  The Fund cannot accurately predict its future annual portfolio turnover rate, but it expects it to be approximately 70%.  Portfolio turnover may vary substantially from year to year since portfolio adjustments are made when conditions affecting relevant markets, particular industries or individual issuers warrant such action.  In addition, portfolio turnover may also be affected by sales of portfolio securities necessary to meet cash requirements for redemptions of shares.”

Prospectus (Fees and Expenses)

5.
With respect to  footnote 4 of the Fees and Expenses table, please revise the footnote to state that the operating expense limitation agreement between the Adviser and the Fund can only be terminated by the Board of Trustees.

The Trust responds by revising the footnote to read as follows:

  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

(4)
Pursuant to a contractual operating expense limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Operating Expenses do not exceed 1.50% and 1.25% of the Fund’s average net assets attributable to Retail Class shares and Institutional Class shares, respectively, for at least the three-year period shown in the example below and for an indefinite period thereafter, subject to annual re-approval of the agreement by the Board of Trustees.  This ~~waiver~~operating expense limitation agreement can be terminated at any time only by the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Adviser is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Prospectus (Prior Performance of Similar Accounts)

6.
With respect to the table in this section, it appears that the performance of the Composite tracks more closely to the Russell 2000 Growth Index, please consider revising the table to reflect a comparison to the Russell 2000 Growth Index instead of the Russell 3000 Growth Index.

The Trust responds by stating that the Advisor’s investment process is designed to identify undervalued stocks in all capitalization ranges that have growth characteristics.  The Fund may, at times, correlate more closely to the Russell 3000 Growth Index or the Russell 2000 Growth Index depending upon valuation levels within a given market capitalization range.  However, the model the Advisor uses to screen stocks for inclusion in its analysis uses a minimum capitalization level higher than the median market capitalization level of the Russell 2000 Growth Index.  Further, the median market capitalization produced by the Advisor’s process is higher than the largest company’s market capitalization in the Russell 2000 Growth Index and is substantially higher than that of the smallest.  Therefore, the Advisor believes that the most appropriate benchmark reflecting the universe of stocks with most comparable growth and market capitalization characteristics is the broader Russell 3000 Growth Index.

7.	With respect to the first paragraph in this section, please define “model fee” as used in the paragraph.

The Trust responds by adding clarifying language to the disclosure as follows:

“The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs and management fees incurred by the accounts, and include reinvested dividends.  Actual account fees for the Composite have varied and Composite performance during the periods shown in the table below was calculated using a model fee of 1.50%.  The model fee reflects the maximum fee that a Retail Class shareholder of the Fund might experience.  The Composite performance figures are no higher than those that would have resulted had actual account fees been deducted.  The private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended (the “1940 Act”), and the Internal Revenue Code of 1986, as amended, and, if applicable, such limitations, requirements and restrictions might have adversely affected the performance results of the Composite.  Past performance of the Composite is not necessarily indicative of the Fund’s future results.”

  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Prospectus (How to Purchase Shares)

8.	With respect to the third paragraph in this section, please indicate that a shareholder will receive the next NAV after his or her Account Application has been accepted.

All account applications (“Account Application”) to purchase Fund shares are subject to acceptance by the Fund and are not binding until so accepted.  Shareholders will receive the next NAV calculated after the Account Application has been accepted by the Fund.  The Fund reserves the right to reject any purchase order if, in its discretion, it is in the Fund’s best interest to do so.  For example, a purchase order may be refused if it appears so large that it would disrupt the management of the Fund.  Purchases may also be rejected from persons believed to be “market timers,” as described under “Tools to Combat Frequent Transactions.”  A service fee, currently $25, will be deducted from a shareholder’s account for any purchases that do not clear.  The Fund and the Transfer Agent will not be responsible for any loss, liability, cost or expense resulting from rejecting any purchase order.  Your order will not be accepted until the completed Account Application is received by the Fund or the Transfer Agent.

Prospectus (Redemption Fees)

9.	With respect to the third paragraph in this section, please revise this disclosure to conform to the requirements of Rule 22c-2 under the 1940 Act.

The Trust responds by revising the applicable disclosure to read as follows:

“Although the Fund has the goal of applying this redemption fee to most redemptions of shares held for less than 90 days, the Fund may not always be able to track short-term trading effected through financial intermediaries in non-disclosed or omnibus accounts.  While the Fund has entered into information sharing agreements with such financial intermediaries as described under “Tools to Combat Frequent Transactions” which contractually require such financial intermediaries to provide the Fund with information relating to their customers investing in the Fund through non-disclosed or omnibus accounts, the Fund cannot guarantee the accuracy of the information provided to it from financial intermediaries and may not always be able to track short-term trading effected through these financial intermediaries.  In addition, because the Fund is required to rely on information from the financial intermediary as to the applicable redemption fee, the Fund cannot ensure that the financial intermediary is always imposing such fee on the underlying shareholder in accordance with the Fund’s policies.  The Fund also reserves the right to waive the redemption fee, subject its sole discretion, in instances deemed by the Adviser not to be disadvantageous to the Fund or its shareholders and which do not indicate market timing strategies.”

 Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Additionally, the Trust has revised the third paragraph under the “Tools to Combat Frequent Transactions” section of the Prospectus to read as follows:

“Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions the Fund handles, there can be no assurance that the Fund’s efforts will identify all trades or trading practices that may be considered abusive.  In particular, since the Fund receives purchase and sale orders through financial intermediaries that use group or omnibus accounts, the Fund cannot always detect frequent trading.  However, the Fund will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades.  In this regard, the Fund has entered into information sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Fund, at the Fund’s request, certain information relating to their customers investing in the Fund through non-disclosed or omnibus accounts.  The Fund will use this information to attempt to identify abusive trading practices.  Financial intermediaries are contractually required to follow any instructions from the Fund to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Fund’s policies.  However, the Fund cannot guarantee the accuracy of the information provided to it from financial intermediaries and cannot ensure that it will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts.   As a result, the Fund’s ability to monitor and discourage abusive trading practices in omnibus accounts may be limited.”

SAI (Portfolio Manager)

1.
With respect to the third paragraph in this section, please explain what is meant by the phrase, “a fixed salary and a bonus, which are based on the overall profitability of the Adviser,” and further indicate whether or not salary is consistent with industry standards.

  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

The Trust responds by revising the disclosure to clarify its description of its Portfolio Manager compensation structure as follows:

“Portfolio Managers receive a base salary and bonus.  Compensation of a Portfolio Manager is determined at the discretion of the Advisor and is based on a Portfolio Manager’s experience, responsibilities, the perception of the quality of his or her work efforts, and other subjective factors.   General compensation guidelines are consistent with industry standards.  The compensation of Portfolio Managers is not directly based upon the performance of the Fund or other accounts that the Portfolio Managers oversee, nor upon the level of assets in those accounts.  The Advisor reviews the compensation of each Portfolio Manager annually and may make modifications in compensation as necessary to reflect changes in the market.  Each Portfolio Manager’s compensation consists of the following:

Base salary.  Each Portfolio Manager is paid a base salary.  The Advisor considers the factors described above to determine each Portfolio Manager’s base salary.

Annual bonus.  Each Portfolio Manager may receive an annual bonus.  The amount of the bonus paid to each Portfolio Manager is based upon the factors described above.”

2.	With respect to the third paragraph in this section, please clarify the computation method used to calculate bonuses and indicate whether or not bonuses are based on assets managed by the Adviser.

The Trust responds by directing the Staff’s attention to its response to Item No. 1 above.

SAI (Portfolio Turnover)

3.
With respect to this section, please revise the disclosure to clarify that “high portfolio turnover may lead to higher transaction costs and distributions to shareholders in the form of short-term capital gains that are taxable as ordinary income (as high as 35%).”

The Trust responds by revising the applicable disclosure to read as follows:

Although the Fund generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Adviser, investment considerations warrant such action.  Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year.  A 100% turnover rate would occur if all the securities in the Fund’s portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year.  A high rate of portfolio turnover (100% or more) generally leads to above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (up to 35%).  The Adviser estimates that the portfolio turnover rate of the Fund will be 70%.

*     *     *     *     *     *

  Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384 or by facsimile at 1-866-535-4586.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.